Voltari Corporation

601 West 26th Street, Suite 415

New York, NY 10001

March 26, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:        Barbara C. Jacobs, Assistant Director

Re:	Voltari Corporation

Amendment No. 3 to Registration Statement on Form S-4 Filed March 18, 2013

File No. 333-186564

Ladies and Gentlemen:

This letter is in response to the letter (the “Comment Letter”) sent by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Voltari Corporation (f/k/a Mobile Systems Corp.) (the “Company”) dated March 21, 2013 regarding Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-4 filed by the Company on March 18, 2013 (the “Registration Statement”). The numbering below corresponds to the numbering in the Comment Letter, and the Company’s response is preceded by the text of the Staff’s comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

The Company has attached for filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”). Amendment No. 4 reflects those changes made to the prior filing in response to the Comment Letter.

Proposal 1 — Reorganization

Material Federal Income Tax Consequences, page 48

1.	Staff Comment. We note your response to prior comment 2. The first paragraph of this section, and the tax section on page 63, state that the legal conclusions represent the opinion of SNR Denton, other than any conclusions as to the limitation of the use of NOLs. Preservation of NOLs is the purpose of the Reorganization, and the tax consequences are material. In addition, the penultimate paragraph on page 49 contains your conclusions as to certain tax impacts of the Reorganization. Legal counsel or an independent public or certified accountant must provide an opinion addressing all material tax consequences. Please revise. See Item 601(b)(8) of Regulation S-K and for guidance, refer to Sections III.A.1, III.A.2, and III.C.1 of Staff Legal Bulletin No. 19.

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No. 4 accordingly. We have sought to make it clear in the first paragraph of the section and in Exhibit 8.1 that any and all legal conclusions in “Material Federal Income Tax Consequences” are the opinion of SNR Denton.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

March 26, 2013

2.	Staff Comment. Various places in this section, and the tax discussion on page 63, state what the tax consequences of the transaction “should” be. Similarly, Exhibit 8.1 states that the Reorganization “should” qualify as an exchange and the Reverse Stock Split “should” qualify as a reorganization. If the author of the opinion is unable to opine on a material tax consequence, the opinion should state this fact clearly, provide the reason for the author’s inability to opine on the material tax consequence, and discuss the possible alternatives and risks to investors. For guidance, refer to Section III.C.1 of Staff Legal Bulletin No. 19. In addition, provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, refer to Section III.C.4 of Staff Legal Bulletin No. 19. Please revise.

Company Response. The Company acknowledges the Staff’s comment and has revised Amendment No. 4 accordingly. Our counsel changed many of the “should” opinions to “will” opinions. We also included additional discussion regarding why the Reorganization “should” qualify as an exchange. In the same manner, we clarified in the first paragraphs of these sections and in Exhibit 8.1 that all legal conclusions in these sections are the opinion of SNR Denton. Additionally, we clarified that all legal conclusions in the “Material U.S. Federal Income Tax Consequences of the Reverse Split” section beginning on p. 67 are the opinion of SNR Denton.

Exhibit 8.1

3.	Staff Comment. Tax counsel has assumed the necessary entity formation and continued existence of the entities. In addition, counsel has assumed that the Reorganization will constitute a statutory merger under state law. It is inappropriate for counsel to assume the tax consequence at issue, any legal conclusion underlying the opinion, and facts relevant to the opinion that are known or readily ascertainable. For guidance, refer to Section III.C.3 of Staff Legal Bulletin No. 19. Please revise.

Company Response. To address the Staff’s Comment, counsel has revised its opinion. The Company has refiled this revised opinion as Exhibit 8.1.

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (646) 561-5695 or the Company’s legal counsel Samuel P. Williams of Brown Rudnick LLP at (617) 856-8353 to discuss any of the matters discussed in this letter.

Very Truly Yours, VOLTARI CORPORATION

/s/ Richard Sadowsky
Richard Sadowsky Chief Administrative Officer and General Counsel

cc:	Samuel P. Williams, Esq.